UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2011
Commission File Number 0-54162
NiMin Energy Corp.
(Translation of registrant’s name into English)
1160 Eugenia Place, Suite 100, Carpinteria, California 93013
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.
Information contained in this Form 6-K
On June 6, 2011, NiMin Energy Corp. issued the following press release regarding its drilling activities at the Pleito Creek Field, California.

NIMIN ENERGY COMPLETES DRILLING OPERATIONS FOR TWO WELLS AT PLEITO
CREEK FIELD, CALIFORNIA
CARPINTERIA, CA June 6, 2011 — NiMin Energy Corp. (TSX: NNN and OTCQX and OTCBB: NEYYF) (“NiMin” or the “Company”) today announced that its wholly owned subsidiary, Legacy Energy, has successfully drilled and cased two vertical development wells at its Pleito Creek field, the 23-35 and 24-35, both of which targeted the Santa Margarita oil reservoir. The Santa Margarita is the primary oil reservoir in the Pleito Creek field, with production resulting from both conventional drilling and the application of NiMin’s proprietary Combined Miscible Drive (“CMD”) technology for increasing recovery of heavy oil.
The 23-35 well was drilled on the south flank of the field to a total measured depth of 4,665 feet and encountered 237 gross feet of Santa Margarita reservoir and 176 net feet of oil pay. The 24-35 well was drilled to a total measured depth of 4,850 feet and encountered 365 gross feet of Santa Margarita reservoir and 299 net feet of oil pay. The wells have been cased and are in the process of being completed.
In addition to the Santa Margarita reservoir, the 24-35 well encountered 80 feet of potential pay in the Chanac formation above the Santa Margarita oil reservoir based on mud log oil shows, log analysis and offset production. NiMin will complete the 24-35 as a Santa Margarita producer and then develop a plan for future development of the Chanac reservoir.
Clancy Cottman, NiMin’s Chairman and CEO, said “Historically, the Chanac reservoir has been a secondary objective but we are very excited about its newfound potential given our recent drilling efforts. The two Pleito Creek wells were drilled and cased ahead of schedule and below budget, and the logged results significantly exceeded our expectations. We look forward to completing both wells in the near-term, and expect them to be in production during the third quarter.”
CONTACTS:
Investors
Jonathan Wimbish, CFA
NiMin Energy Corp.
Chief Financial Officer
+1 (805) 566-2900
jwimbish@niminenergy.com
Media
Dan Gagnier/Jared Levy
Sard Verbinnen & Co
+1 (212) 687-8080

About NiMin Energy
NiMin is a California based independent oil and gas exploitation and production company with principal operations in the Bighorn Basin of Wyoming, the San Joaquin Basin in California and South Louisiana onshore areas of the U.S. The Company has over 28 million barrels of proved and probable reserves, 98% of which are oil.
Cautionary Statements
     This news release contains forward-looking statements and information (“forward-looking statements”) within the meaning of applicable securities laws, including the potential of the CMD process. Although NiMin believes that the expectations reflected in its forward-looking statements are reasonable, such statements have been based upon currently available information to NiMin. Such statements are subject to known and unknown risks, uncertainties and other factors that could influence actual results or events and cause actual results or events to differ materially from those stated, anticipated or implied in forward-looking statements. Risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. The risks, uncertainties, material assumptions and other factors that could affect actual results are discussed in more detail in our Annual Information Form and other documents available at www.sedar.com. Readers are cautioned to not place undue reliance on forward-looking statements. The statements in this press release are made as of the date of this release, and, except as required by applicable law, NiMin does not undertake any obligation to publicly update or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. NiMin undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the NiMin, Legacy or their respective financial or operating results or, as applicable, their securities. The net present value of future net revenue attributable to NiMin’s reserves do not represent fair market value. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (“mcf”): one barrel (“bbl”) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIMIN ENERGY CORP.
Date: June 6, 2011	By:	/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer